Issuer Free Writing Prospectus, dated February 18, 2020

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated February 14, 2020

Registration Statement No. 333-223299

V.F. Corporation

€500,000,000 0.250% Senior Notes due 2028

€500,000,000 0.625% Senior Notes due 2032

Pricing Term Sheet

Issuer:	V.F. Corporation

Ratings (Moody’s / S&P):	A3 (Stable) / A (Stable)*

Trade Date:	February 18, 2020

Title of Securities:	0.250% Senior Notes due 2028 (the “2028 Notes”) 0.625% Senior Notes due 2032 (the “2032 Notes”)

Distribution:	SEC Registered

Aggregate Principal Amount:	€500,000,000 (2028 Notes) €500,000,000 (2032 Notes)

Net Proceeds (before expenses):	€494,560,000 (2028 Notes) €490,615,000 (2032 Notes)

Issue Price:	99.362% (2028 Notes) 98.673% (2032 Notes)

Maturity Date:	February 25, 2028 (2028 Notes) February 25, 2032 (2032 Notes)

Coupon:	0.250% (2028 Notes) 0.625% (2032 Notes)

Yield to Maturity:	0.331% (2028 Notes) 0.741% (2032 Notes)

Benchmark DBR:	DBR 0.500% due February 15, 2028 (2028 Notes) DBR 0.000% due August 15, 2029 (2032 Notes)

Benchmark Bund Yield:	-0.523% (2028 Notes) -0.440% (2032 Notes)

Spread to DBR:	+85.4 basis points (2028 Notes) +118.1 basis points (2032 Notes)

Mid-Swap Yield:	-0.169% (2028 Notes) 0.041% (2032 Notes)

Spread to Mid-Swap:	+50 basis points (2028 Notes) +70 basis points (2032 Notes)

Interest Payment Date:	Annually on February 25 each year, beginning on February 25, 2021

Record Date:	February 10 of each year

Optional Redemption:

2028 Notes:

At any time prior to December 25, 2027 (two months prior to maturity): make-whole redemption based on a discount rate of the applicable Comparable Government Bond Rate plus +15 basis points

On or after December 25, 2027 (two months prior to maturity): redemption at par

2032 Notes:

At any time prior to November 25, 2031 (three months prior to maturity): make-whole redemption based on a discount rate of the applicable Comparable Government Bond Rate plus +20 basis points

On or after November 25, 2031 (three months prior to maturity): redemption at par

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest upon a Change of Control Repurchase Event

Settlement:

February 25, 2020 (T+5)

It is expected that delivery of the Notes will be made against payment therefor on or about February 25, 2020, which is the fifth business day following the date hereof (such settlement date being referred to as “T+ 5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

Common Code Number:	212397016 (2028 Notes) 212397024 (2032 Notes)

ISIN Number:	XS2123970167 (2028 Notes) XS2123970241 (2032 Notes)

CUSIP Number:	918204 AX6 (2028 Notes) 918204 AY4 (2032 Notes)

Denominations:	Denominations of €100,000 and integral multiples of €1,000 in excess thereof

Listing:	The Issuer intends to apply to list the notes on The New York Stock Exchange.

Clearing Systems:	Clearstream/Euroclear

Early Tender Results:	As of 5:00 p.m. New York City time, on February 14, 2020, or the early tender deadline, 7.49% of our 6.000% 2033 Notes were accepted for purchase and 18.01% of our 6.450% 2037 Notes were accepted for purchase

Joint Book-Running Managers:	Barclays Bank PLC

Merrill Lynch International
Morgan Stanley & Co. International plc

Senior Co-Managers:	HSBC Bank plc
J.P. Morgan Securities plc
Wells Fargo Securities International Limited
U.S. Bancorp Investments, Inc.

Co-Managers:	Banco Santander, S.A.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Goldman Sachs & Co. LLC
ING Bank N.V., Belgian Branch
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.
The Toronto-Dominion Bank
UniCredit Bank AG

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a shelf registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, including the documents incorporated by reference therein, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Merrill Lynch International toll-free at 1-800-294-1322, or Morgan Stanley & Co. International plc toll-free at (866) 718-1649.

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